Mail Stop 4561

May 16, 2007

John P. Broderick
Chief Financial Officer
Cicero Inc.
1433 State Highway 34
Farmington, NJ 07727

        Re: **Cicero Inc.**
                Registration Statement on Form S-1
                Filed April 19, 2007
                File No. 333-142238

                Form 10-K for the fiscal year ended December 31, 2006
                File No. 00-26392

Dear Mr. Broderick:

        We have limited our review of your filings to those issues addressed in our comments below. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1.   The number of shares being initially registered as well as the number of shares that were the subject of prior registration statements are unclear. Your fee table relates to 40,461,978 shares of common stock and the cover page and selling

stockholder table lists the same number of shares as available for resale using this prospectus. However, footnote (2) to the fee table states that 449,476 registered shares are being carried forward from a prior registration statement and disclosure on your cover page indicates that this prospectus is being combined with the prospectuses from four prior registration statements. Revise the facing sheet to disclose the number of shares being registered initially in the body of the fee table, and disclose the number of shares being carried forward from prior registration statements in a footnote to the fee table. Refer to the file number of each prior registration statements and identify the number of shares that will be offered by means of the current prospectus that were the subject of each such prior registration statement.

2.   Pursuant to the requirements of Rule 429, you should revise your disclosure to include all information that would be required in the prospectuses you wish to combine with this prospectus. For example, your should provide the disclosure required by Items 507 and 508 of Regulation S-K for all selling stockholders and shares that were subject matter of prior filings that will be offered under the new prospectus. Provide a materially complete description of the transactions whereby all selling stockholders obtained the shares being offered for their accounts.

Special Note About Forward-Looking Statements, page ii

3.   We note from your risk factor disclosure on page four that your common stock may be subject to the penny stock rules. However, it appears that your stock does not currently meet any of the exceptions from the definition of a penny stock set forth in Rule 3a51-1. If true, you should revise the text of your risk factor (and the subheading to the risk factor) to indicate that your stock is currently subject to such provisions. You should also note that a penny stock issuer may not rely on the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. If you currently meet the definition of a penny stock issuer, you should revise your disclosure to remove any reference to the safe harbors for forward-looking statements. You should also move the disclosure currently located on page ii to a section of the prospectus not subject to the Plain English requirements of Rule 421(d).

Summary, page 1

4.   Please confirm that you have revised your disclosure throughout the registration statement to give retroactive effect to the 100:1 reverse stock split set by your board of directors on November 20, 2006. In this regard, we note your disclosure that "all of the options issued [to your directors] are prior to a 100:1 reverse stock spilt which was affected at December 31, 2006" on page 57. Please note that all

share amounts and exercise/conversion rates included in your prospectus disclosure should be revised to give effect to the reverse stock split.

Selling Stockholders, page 8

5.   Revise your disclosure in this section to provide all the information required by Item 507 of Regulation S-K. In this regard, your table should distinguish between securities owned prior to the offering, the number of shares being offered for the stockholder's account, and the amount and percentage of shares to be owned by each stockholder after the completion of this offering. To avoid confusion, we will not object if you assume that all shares being offered will be sold.

6.   Your selling stockholder table currently covers 18 pages and includes over 200 footnotes resulting in an excessive amount of repetitive and confusing disclosure. For example, footnote disclosure such as that provided in footnotes (5), (6), (9), (10), etc. simply repeats the information presented in the selling stockholder table. Please revise your disclosure to remove this repetitive disclosure and include only material information in the footnotes to this table.

7.   Please expand your disclosure to describe the material transactions and relationships between Cicero and each of the selling stockholders during the past three years. See Item 507 of Regulation S-K. The transactions whereby the shares to be resold were issued and the Series A-1 Preferred Stock or warrants relating to shares to be resold were issued should be described in materially complete terms. Please revise to disclose the basic terms of all such issuance transactions, including the dates the transactions took place, the material terms of the transactions, the parties who participated in the transactions and the number of shares, options or warrants received by them.

8.   In addition, please tell us whether any of the selling stockholders that are legal entities are broker-dealers or affiliates of broker-dealers. If any selling shareholders are registered broker-dealers other than one acting as a placement agent, they should be named as underwriters. With respect to any affiliates of registered broker dealers, expand the prospectus to indicate whether they acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition they had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

Management, page 55

9.   Your current disclosure on executive compensation, related party transaction and related information does not appear to address the new executive compensation

disclosure requirements adopted in SEC Release 33-8732A (dated September 6, 2006) and Release 33-8765 (dated December 22, 2006), available on our website at www.sec.gov. You should thoroughly revise your disclosure to present the executive compensation, related party transaction and other related information in accordance with the requirements set forth is those Releases.

Principal Stockholders, page 59

10.   Please update the beneficial ownership table as of the most recent practicable date.

11.   We note your statement that certain of your officers and directors disclaim beneficial ownership of certain shares (see footnotes (5) and (6)) and shares underlying options exercisable within 60 days (see footnotes (9), (11) and (13)) because "they are anti-dilutive." Revise your disclosure to explain the basis on which the disclaimer is provided. Ensure that all shares that are beneficial owned within the meaning of Rule 13d-3, including shares that the holder has the right to acquire within 60 days, are presented as beneficially owned shares.

Part II

Recent Sales of Unregistered Securities, page II-1

12.   Revise to provide the disclosure required by Items 701(a)-(d) of Regulation S-K for all unregistered sales of securities that occurred within the past three years.

Undertakings, page II-8

13.   Please provide the undertaking set forth in Item 512(a)(5)(i) or (a)(5)(ii) of Regulation S-K, as applicable.

Signatures

14.   Note that Instruction 1 of Form S-1 regarding signatures states that the registration statement shall be signed by your controller or principal accounting officer, or by the person performing similar functions. Please revise your disclosure to indicate the person signing the registration statement in this capacity.

Annual Report on Form 10-K for the fiscal year ended December 31, 2006
General

15.   Please revise the disclosure in your Form 10-K to address the issues noted above, as applicable.

Item 9A. Controls and Procedures, page 28

16.   We note that your Chief Executive Officer, President and Chief Operating Officer and Chief Financial Officer concluded that your disclosure controls and procedures "are effective to ensure that information required to be disclosed in your periodic reports filed with the Securities and Exchange Commission is recorded, processed, summarized and reported as and when required." However, the expressed conclusion relates to only a portion of the definition of disclosure controls and procedures set forth in Rule 13a-15(e). Please revise to state whether your CEO and CFO concluded your disclosure controls and procedures are effective at the reasonable assurance level (referenced in your disclosure) to ensure that information required to be disclosed by you in the reports that you file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms, and to ensure that information required to be disclosed in the reports you file or submit under the Act is accumulated and communicated to your management as appropriate to allow timely decisions regarding required disclosure.

17.   We also note your disclosure that management concluded that there were no significant deficiencies or material weaknesses in the design or operation of internal controls which could significantly affect the Company's ability to record, process, summarize and report financial information. Please clarify that you are not currently subject to the requirements of Section 404 of the Sarbanes-Oxley Act, that you did not provide a management report on your internal controls over financial reporting (or and independent auditor's assessment thereof) and clarify the criteria which management used to assess the design and operation of your internal controls over financial reporting, or eliminate this information.

*   *   *   *   *

        As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact Rebekah Toton at (202) 551-3857 or me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile (212) 754-0330
        Lawrence M. Bell, Esq.
        Golenbock Eiseman Assor Bell & Peskoe LLP
        Telephone: (212) 907-7300